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March 23, 2018

Re:	Puxin Limited (CIK No. 0001726189)
Responses to the Staff’s Comments on the Draft Registration Statement on Form F-1
Confidentially Submitted on February 8, 2018

Confidential

Mr. Charles Eastman

Mr. Terry French

Mr. Paul Fischer

Ms. Celeste M. Murphy

Office of Telecommunications

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Dear Mr. Eastman, Mr. French, Mr. Fischer and Ms. Murphy:

On behalf of our client, Puxin Limited, an exempted company incorporated under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 5, 2018 on the Company’s draft registration statement on Form F-1 confidentially submitted on February 8, 2018 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission. The Company confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering. On behalf of the Company, we wish to thank you and other members of the Staff for your prompt response to the Company’s request for comments.

To facilitate your review, we have separately delivered to you today four courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two copies of the submitted exhibits.

2	March 23, 2018

The Company has responded to all of the Staff’s comments by revising the Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Revised Draft Registration Statement where the language addressing a particular comment appears.

In addition to revising the disclosure in response to the Staff’s comments, the Company has also included its audited financial statements as of and for the year ended December 31, 2017, as well as other information and data to reflect recent developments.

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Prospectus Summary, page 2

1.	Please revise under “Market Opportunity” on page 2 to briefly specify which “recent government policies” led to a reduction in school hours.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 108 of the Revised Draft Registration Statement.

The Offering, page 9

2.	Please revise here, and at page 52 within the body of your prospectus, to indicate the approximate dollar amount, or percentage of proceeds, you intend to allocate to each of the purposes you enumerate.

In response to the Staff’s comment, the Company has revised the disclosure on pages 9 and 53 of the Revised Draft Registration Statement to quantify its proposed allocation of the net proceeds.

Summary Consolidated Financial and Operating Data, page 10

3.	You disclose that the Summary Consolidated Financial and Operating Data is derived from financial statements included elsewhere in the prospectus. Please identify the specific financial statements that are included in the summary.

In response to the Staff’s comment, the Company has revised the disclosure on pages 10 and 11 of the Revised Draft Registration Statement.

We have limited operating history and our historical financial and operating results, growth rates and profitability..., page 13

4.	Please revise the body of your risk factor to reference and quantify your accumulated deficit of U.S. $40.7 million.

In response to the Staff’s comment, the Company has revised the disclosure on page 14 of the Revised Draft Registration Statement.

3	March 23, 2018

Failure to control rental costs, obtain leases at desired locations..., page 20

5.	Please revise the second paragraph of your risk factor to quantify the number of leased properties for which you have been unable to receive from the lessors copies of the valid title certificates or proof of authorization to lease those properties.

In response to the Staff’s comment, the Company has revised the disclosure on page 21 of the Revised Draft Registration Statement.

The depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares..., page 47

6.	Please advise us how the discretionary proxy provisions of the Deposit Agreement are consistent with your amended and restated memorandum and articles of association.

The Company respectfully advises the Staff that, as of the date hereof, the Company has not engaged a depositary bank for the Company’s American depositary shares and has not adopted the second amended and restated memorandum and articles of association which will become effective upon the completion of the initial public offering. The Company will revise the referenced disclosure in subsequent amendments to its Draft Registration Statement after the Company has engaged a depositary bank and adopted the second amended and restated memorandum and articles of associations.

We will incur increased costs as a result of being a public company..., page 48

7.	To the extent determinable, please provide an estimate of the increased costs you expect to incur as a result of becoming a public company.

The Company respectfully advises the Staff that while it expects its legal, accounting and other general and administrative expenses to increase when it becomes a public company, the Company does not believe it is feasible to provide a reliably accurate estimate of the amount of additional expenses it may incur as a public company or the specific timing of those expenses at the current stage. The actual increases in legal, accounting and other expenses, and their timing, will be affected by many factors, the specific effects of which cannot be predicted reliably. For example, many public company compliance costs are unpredictable because the Company may have to incur certain unpredicted expenses due to events outside the Company’s control, such as new regulatory requirements. Furthermore, many such expenses are likely to increase as a result of the Company’s need to develop new infrastructure to support growth in its business, and attempting to attribute those expenses to public company status or to business growth would be speculative and potentially misleading.

4	March 23, 2018

Use of Proceeds, page 52

8.	Please revise the third paragraph of your disclosure to briefly discuss the possibility of delays in receiving proceeds resulting from applicable Chinese regulations, including applicable MOC and SAFE provisions.

In response to the Staff’s comment, the Company has revised the disclosure on page 53 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Study-abroad Tutoring Services, page 74

9.	We note that you offer refunds for students who fail to gain any admission or obtain a relevant visa. To help us better understand this policy, tell us how long the student has, after the consulting arrangement has been completed, to request and obtain a refund. Also tell us the amount of refunds for each period presented.

The Company supplementally submits that, pursuant to our contracts with students for study-abroad consulting services, if a student fails to receive admission from any applied school by July 31 (for autumn admission) or January 31 (for spring admission), the Company will refund the application consulting fees to the student within 15 days after such respective dates. If a student fails to obtain a visa after three applications due to reasons other than previous failed visa application, inaccurate information or illegal conducts, the Company will refund the service fees to the student within 15 days after the date of the third failed visa application. In 2016 and 2017, the amount of refunds to students who failed to gain admission or obtain a visa was approximately RMB144,000 and RMB928,000, respectively.

Pro forma Financial Information, page F-1

10.	Please include pro forma financial information to reflect the-acquisitions of Beijing Global & Technology and ZMN International Education Consulting (Beijing) in 2017 or explain why this information is not required.

The Company respectfully advises the Staff that the Company has included the Unaudited Pro Forma Condensed Consolidated Financial Information on pages 98 to 102 of the Revised Draft Registration Statement in accordance with Regulation S-X: Rule 11.

Puxin Education Technology Group Co. LTD. Notes to Consolidated Financial Statements

For the Year Ended December 31, 2016

Summary of Significant Accounting Policies

Goodwill and intangible assets, page F-11

11.	You disclose the amortization period for the Student Base is 2.5 - 7 years. Please include the estimated aggregate amortization expense for each of the five succeeding fiscal years. Refer to ASC 350-30-50-2 a 3.

In response to the Staff’s comment, the Company has included the relevant disclosure as below on page F-36 of the Revised Draft Registration Statement.

5	March 23, 2018

General

12.	We note references to third-party market data throughout your prospectus, including references to reports commissioned by you and prepared by Frost & Sullivan. Please provide us with copies of any materials that support third-party statements, clearly cross referencing a statement with the underlying factual support.

In response to the Staff’s comment, the Company has supplementally submitted under separate cover with copies of the relevant portions of the third-party market data sources cited in the Revised Draft Registration Statement, marked to highlight the applicable portions or sections containing the cited statements or statistics and cross-referenced to the relevant locations in the Revised Draft Registration Statement.

13.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 of the Securities Act, that you, or anyone authorized to do so on your behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully submits that neither the Company nor any of its authorized representatives has presented to any potential investors any written materials. The Company confirms that it will provide the Staff with copies of such written materials if it engages in any communication with the investors in reliance on Section 5(d) of the Securities Act.

*     *     *     *

6	March 23, 2018

If you have any questions regarding this submission, please contact me at +86-10-8567-5005 (li.he@davispolk.com) and/or James C. Lin at +852-2533-3368 (james.lin@davispolk.com).

Thank you for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Mr. Yunlong Sha, Chief Executive Officer

Mr. Peng Wang, Chief Financial Officer

Puxin Limited

Ms. Dan Ouyang, Esq.

Wilson Sonsini Goodrich & Rosati

Deloitte Touche Tohmatsu Certified Public Accountants LLP